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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  1 )*
                                             ---

                              Rainforest Cafe, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   75086K104
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 75086K104
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        2,600,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           2,600,000
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,600,000 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.17% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER
         (a) Rainforest Cafe Inc.
         (b) 720 S. Fifth Street, Hopkins MN 55343

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 2,600,000 shares of Common Stock. The aggregate purchase price of such shares was $14,180,668.68 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB is conducting a shareholder solicitation challenging the proposed merger between Rainforest Cafe, Inc. and Landrys Seafood Restaurant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within the last 60 days:

              (1) 1. SWIB
                  2. February 10, 2000
                  3. 384,991 shares
                  4. $4.9553 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (2) 1. SWIB
                  2. February 10, 2000
                  3. 96,109 shares
                  4. $4.9553 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (3) 1. SWIB
                  2. February 11, 2000
                  3. 64,819 shares
                  4. $4.8707 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (4) 1. SWIB
                  2. February 11, 2000
                  3. 16,181 shares
                  4. $4.8707 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (5) 1. SWIB
                  2. March 28, 2000
                  3. 24,007 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (6) 1. SWIB
                  2. March 28, 2000
                  3. 5,993 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (7) 1. SWIB
                  2. March 28, 2000
                  3. 38,651 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (8) 1. SWIB
                  2. March 28, 2000
                  3. 9,649 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (9) 1. SWIB
                  2. March 30, 2000
                  3. 15,043 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

             (10) 1. SWIB
                  2. March 30, 2000
                  3. 60,257 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

             (11) 1. SWIB
                  2. March 30, 2000
                  3. 599 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

             (12) 1. SWIB
                  2. March 30, 2000
                  3. 2,401 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Solicitation Letter

                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 April 12, 2000
                                ----------------
                                     Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title
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                                                                      Exhibit 1


                       STATE OF WISCONSIN INVESTMENT BOARD
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                                     [LOGO]
MAILING ADDRESS                                             121 EAST WILSON ST
PO BOX 7842                                                  MADISON, WI 53702
MADISON, WI 53707-7842                                          (608) 266-2381
                                                           FAX: (608) 266-2436

April 10, 2000

Dear Rainforest Cafe, Inc. Shareholder:

                      DON'T LET LANDRY'S PICK YOUR POCKETS!

We own 2.6 million shares and urge you to VOTE AGAINST PROPOSALS #1 & 2, at the Rainforest Cafe ("Rainforest") Special Meeting of shareholders scheduled for April 18, 2000, regarding approval of the merger of Rainforest with Landry's Seafood Restaurants ("Landry's").

                       DON'T BE A VICTIM OF SCARE TACTICS!

Rainforest recently issued a company update that paints the worst possible picture for the company's future prospects. Even taking management's overly pessimistic scenario into account, we still believe the TRUE VALUE OF RAINFOREST APPROACHES $9 PER SHARE. Rainforest's directors have at least $6 million worth of conflicts of interest that give them a financial incentive to make the merger look good, regardless of its merits for shareholders. Ask yourself:

o If things are so bad at Rainforest, why does Landry's project that THE MERGER WOULD RESULT IN A FIVE CENTS PER SHARE INCREASE IN LANDRY'S EARNINGS during this year?

o Why haven't touted merger synergies already been implemented (close underperperforming restaurants, rework the theme concept to attract repeat visits, incentivize management, etc.)?

o Rainforest recently made a LOAN OF OVER $1.7 MILLION TO ONE OF ITS OFFICERS/DIRECTORS at below prime. Why, especially if the company needs cash? Why not recall it now?

o Why incur costs to open so many new restaurants this year if there is a real financial crunch?

                   INDEPENDENT SOURCES HAVE PANNED THE MERGER

An analyst at Fahnestock & Company, who has followed Rainforest for over 4 years, also thinks Rainforest is worth more than we are being offered. Michael Smith told us, "This is structured as A VERY GOOD DEAL FOR LANDRY'S AND A VERY POOR ONE FOR RAINFOREST SHAREHOLDERS. I give Landry's an "A" and Rainforest an "F" in negotiating this deal." Institutional Shareholder Services (ISS), the nation's leading proxy voting advisory firm, recommends a vote against Proposal #2 and had the following to say about the merger: "There are certain aspects of the transaction that are troubling. . . .[Berman's and Schussler's agreement to vote against competing proposals] sends an unambiguous message that THIRD PARTY
OFFERS ARE NOT WELCOME. . . . THE TIMING OF THE TRANSACTION IS ALSO SOMEWHAT OF
A MYSTERY . . ." (Emphasis added.)

Don't let Landry's take the upside that belongs to us.
VOTE "NO" ON PROPOSALS 1 & 2.


For additional information, please contact:

Garland Associates, Inc.                     Mr. Keith Johnson
   - Proxy Solicitors or                       - SWIB Legal Counsel
Telephone: 212-866-0095                      Telephone: 608-266-2381